manatt manatt | phelps | phillips	Katherine J. Blair Manatt, Phelps & Phillips, LLP Direct Dial: (310) 312-4252 E-mail: KBlair@manatt.com

November 15, 2017

Via EDGAR

Wilson K. Lee, Senior Staff Accountant, Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:                             Impac Mortgage Holdings, Inc.

Form 10-K for the Year Ended December 31, 2016

Filed March 9, 2017

File No. 001-14100

Dear Mr. Wilson

On behalf of Impac Mortgage Holdings, Inc., a Maryland corporation (the “Company”), we are providing the Company’s responses to the letter dated October 17, 2017 from the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (“SEC”) providing comments (the “Comments”) on the Company’s Form 10-K for the year ended December 31, 2016 (the “2016 Form 10-K”). Pursuant to the Staff’s Comments, we are providing responses on behalf of the Company. For convenience of reference, the Staff’s Comments are reprinted below in bold, and are followed by the response of the Company.

Form 10-K

Management’s Discussion and Analysis of Financial Condition and Result s of Operations, beginning on page 29

1.                                      COMMENT: In future filings, please revise to present the non-GAAP disclosures of the adjusted operating income excluding changes in contingent consideration measures and the related discussions of those measures after the discussion of your GAAP operating results. Please refer to Question 102.10 of the Compliance and Disclosure Interpretation on Non- GAAP Financial Measures.

RESPONSE:    The Company will revise future filings to present the non-GAAP discussion after discussion of GAAP results in accordance with Question 102.10 of the Compliance and Disclosure Interpretation of Non-GAAP Financial Measures.

2.                                      COMMENT: Please tell us and revise future filings to disclose the purpose of adjusting diluted EPS to add back interest expense on convertible notes used to calculate diluted earnings per share using the if-converted method in order to arrive at diluted adjusted operating income (loss) excluding changes in contingent consideration per share, including quantification of the interest expense on the convertible notes.

RESPONSE:  The Company agrees the footnote disclosure to the diluted earnings per share (EPS) reconciliation table on page 31 of the 2016 Form 10-K was not clear in describing the treatment of interest expense on convertible notes.

The footnote was intended to explain that in calculating diluted EPS, the Company adds back the interest expense using the if-converted method.  However, in reconciling diluted EPS to non-GAAP diluted adjusted operating income per share, the interest expense that was previously added back was removed to properly calculate non-GAAP diluted adjusted operating income per share.

The Company will revise the language in the footnote to the table in future filings to be more clear on the treatment of added back interest expense on convertible notes for calculating diluted earnings per share and non-GAAP diluted adjusted operating income per share.

Note 10 — Commitments and Contingencies

Repurchase Reserves, page 30

3.                                      COMMENT: Please revise future filings to quantify your total exposure to loans for which you have a potential repurchase obligation.  Reference is made to paragraph 460-10-50-4(b) of the Financial Accounting Standards Codification.

RESPONSE:  The Company will revise the disclosure in future filings to give the reader more quantifiable information associated with the Company’s potential repurchase obligation.

If you have any questions or comments, please contact the undersigned at 310-312-4252.

Very truly yours,

/s/ Katherine Blair

Katherine Blair